CERTIFICATE OF QUALIFIED PERSON

Gilles Arseneau, Ph.D., P. Geo.

I, Gilles Arseneau, am a Professional Geoscientist, employed as an Associate Geological Consultant with SRK Consulting (Canada) Inc.

This certificate applies to the technical report titled “Bermingham NI 43-101 Technical Report 2CA017.004 _20120808_GA” dated August 8, 2012, effective date of June 15, 2012 (the “Technical Report”).

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated with B.Sc. in Geology from the University of New Brunswick, 1979; a M.Sc. in Geology from the University of Western Ontario, 1984 and a Ph.D. in Geology from the Colorado School of Mines, 1995

I have been involved in mining since 1979 and have practised my profession continuously since 1995. I have been involved with exploration projects and consulting covering a wide range of mineral commodities in Africa, South America North America and Asia including deposits similar to Flame and Moth in Canada and Mexico. I have over ten years of experience in resource estimation using Gemcom software.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”).

I have visited the Flame & Moth site on May 7 and 8, 2012.

I am responsible for all the Sections of the Technical Report.

I am independent of Alexco Resource Corp. and of the Flame and Moth property as independence is described by Section 1.5 of NI 43-101.

I have had no previous involvement with the Flame & Moth Project

I have read National Instrument 43-101 and this report has been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, June 15, 2012, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“original signed”
Gilles Arseneau, Ph.D., P.Geo.	Dated: August 8, 2012

	U.S. Offices:		Mexico Office:	Canadian Offices:		Group Offices:
	Anchorage	907.677.3520	Guadalupe,	Saskatoon	306.955.4778	Africa
	Denver	303.985.1333	Zacatecas	Sudbury	705.682.3270	Asia
Bermingham_	Elko	775.753.4151	52.492.927.8982	Toronto	416.601.1445	Australia
GA_20120808	Fort Collins	970.407.8302		Vancouver	604.681.4196	Europe
_Certificate.d	Reno	775.828.6800		Yellowknife	867.873.8670	North America
ocx	Tucson	520.544.3688				South America